UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                   RADCOM LTD.
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                                (Name of Issuer)
                  Ordinary Shares, par value NIS 0.05 per share
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                         (Title of Class of Securities)

                                   M 81865103
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                                 (CUSIP Number)

                                  David Zigdon
                                 c/o RADCOM Ltd.
                           24 Raoul Wallenberg Street
                              Tel Aviv 6719, Israel
                                 972-3-645-5004
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                 (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 February 26, 2003
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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CUSIP No.        M 81865103             13D               Page 2 of 6
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        1           NAME OF REPORTING PERSON:            Zohar Zisapel
                    I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON (ENTITIES ONLY):
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        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a) [ ]
                                                                        (b) [x]
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        3           SEC USE ONLY

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        4           SOURCE OF FUNDS:                   PF

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        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                     [  ]
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        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              Israel

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          NUMBER OF          7     SOLE VOTING POWER:      2,374,683 shares
           SHARES
                               ------------------------------------------------
        BENEFICIALLY         8     SHARED VOTING POWER:      182,446 shares
          OWNED BY
                               ------------------------------------------------
            EACH             9     SOLE DISPOSITIVE POWER: 2,374,683 shares
          REPORTING
                               ------------------------------------------------
         PERSON WITH         10    SHARED DISPOSITIVE POWER:  182,446 shares

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        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:                      2,557,129 shares


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        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES:                                      [  ]

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        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  24.2%

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        14          TYPE OF REPORTING PERSON:                          IN

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



                  This amendment No. 3 amends and restates the Schedule 13D filed March 19, 2002, Amendment No. 1 thereto filed October 7, 2002 and Amendment No. 2 thereto filed December 31, 2002 (together, the "Schedule 13D") and is filed by Zohar Zisapel (the"Reporting Person").

Item 1.           Security and Issuer.

                  This Schedule 13D relates to ordinary shares, par value NIS
0.05 per share (the "Ordinary Shares"), of RADCOM Ltd., an Israeli corporation (the "Company"). The address of the principal executive offices of the Company is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Item 2.           Identity and Background.

                  The business address of the Reporting Person is 24 Raoul
Wallenberg St., Tel Aviv 69719, Israel.   The Reporting Person is the Chairman
of the Board of RADCOM Ltd., which is principally engaged in the business of developing, manufacturing, marketing and supporting high-performance internetworking test analysis equipment and quality management for data communications and telecommunications networks. The address of RADCOM Ltd. is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The Reporting Person is an Israeli citizen.

                  As described in Item 5 hereof, the Reporting Person beneficially owns a number of Ordinary Shares owned of record by Klil & Michael Ltd. and RAD Data Communications Ltd. (together, the "Holding Companies").

                  Klil & Michael Ltd. is a corporation organized under the laws of the State of Israel. It is primarily engaged in the business of serving as a holding company for investments made by the Reporting Person, including those in publicly traded Israeli companies. The address of its principal executive offices is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The Reporting Person beneficially owns 100 ordinary shares, or 99% of all the issued and outstanding ordinary shares, of Klil & Michael Ltd. The Reporting Person is the sole director and Chairman of the Board of Klil & Michael Ltd.

                  RAD Data Communications Ltd. is a corporation organized under the laws of the State of Israel. It is primarily engaged in the business of data communications. The address of its principal executive offices is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The Reporting Person beneficially owns 17,078,654 shares of various classes of its capital stock, or 24% of all the issued and outstanding shares, of RAD Data Communications Ltd.

                  During the last five years, neither the Reporting Person nor, to his knowledge, any of the Holding Companies has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

Item 3            Source and Amount of Funds or Other Consideration.

                  The aggregate amount of funds used by the Reporting Person in making the purchase of 10,121 Ordinary Shares referred to in Item 5(c) hereof was approximately $11,219. The source of such funds was the personal funds of the Reporting Person.

Item 4.           Purpose of Transaction.

                  The Reporting Person acquired the Ordinary Shares for investment purposes. The Reporting Person may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Company, it should be noted that the possible activities of the Reporting Person are subject to change at any time.

                  The Reporting Person is the Chairman of the Board of Directors of the Company. Accordingly, the Reporting Person will be in a position to influence the operations and activities of the Company.

                  Except as set forth above, the Reporting Person does not have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5            Interest in Securities of the Issuer.

                  (a) The responses of the Reporting Person to Rows (11) through
(13) of page 2 of this Amendment No. 3 are incorporated herein by reference. As of April 20, 2003, the Reporting Person beneficially owned 2,557,129 Ordinary Shares, or 24.2% of the total number of Ordinary Shares issued and outstanding. Of the 2,557,129 Ordinary Shares, 2,313,017 Ordinary Shares, or 21.9% of the total number of Ordinary Shares issued and outstanding, were owned of record by the Reporting Person; 61,666, or 0.6% of the total number of Ordinary Shares issued and outstanding, were options granted to the Reporting Person to acquire Ordinary Shares that vest within 60 days of April 20, 2003; 54,500 of the Ordinary Shares, or 0.5% of the total number of Ordinary Shares issued and outstanding, were owned of record by Klil & Michael Ltd.; and 127,946 Ordinary Shares, or 1.2% of the total number of Ordinary Shares issued and outstanding, were owned of record by RAD Data Communications Ltd.

                  Except as set forth in this Item 5(a), the Reporting Person does not beneficially own any Ordinary Shares. The percentages stated above are based on 10,492,050 Ordinary Shares outstanding as of March 31, 2003.

                  (b) The responses of the Reporting Person to (i) Rows (7) through (10) of page 2 of this Amendment No. 3 and (ii) Item 5(a) hereof are incorporated herein by reference. The Reporting Person and Klil & Michael Ltd. are deemed to share the power to vote and dispose of the 54,500 Ordinary Shares owned of record by Klil & Michael Ltd. The Reporting Person and RAD Data Communications Ltd. are deemed to share the power to vote and dispose of the 127,946 Ordinary Shares owned of record by RAD Data Communications Ltd. The Reporting Person has the sole power to vote and dispose of (i) the 2,313,017 Ordinary Shares owned of record by the Reporting Person and (ii) the 61,666 Ordinary Shares issuable upon the exercise of options owned of record by the Reporting Person.

                  (c) From November 29, 2002, through April 20, 2003, Zohar Zisapel purchased, through open-market transactions executed on the Nasdaq National Market, 10,121 Ordinary Shares at an average price per share of $1.108. The Ordinary Shares were purchased on the following dates, in the amounts and for the prices as shown in the table below.



                                            Price per
                     Number of Ordinary     Ordinary Share       Total Cost in
Date of Purchase              Shares        in U.S. Dollars      U.S Dollars
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February 24, 2003       2,500                  $1.040                  $2,608
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February 25, 2003       4,521                  $1.120                  $5,041
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February 26, 2003       3,570                  $1.150                  $3,100
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Except as set forth above, the Reporting Person has not
effected any transaction in the Ordinary Shares since November 29, 2002.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with respect to Securities of the Issuer.

                  Not applicable.

Item 7.           Material to be Filed as Exhibits.

                  Not applicable.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            By: /s/Zohar Zisapel
                                                ----------------
                                                Zohar Zisapel


Dated:     April 27, 2003